Exhibit 12.1

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	For the Fiscal Year Ended February 28 or 29,
(Dollars in thousands)	2002	2003	2004	2005	2006
Earnings:
Income (loss) from continuing operations before income taxes	$(203,447)	$186,161	$158,521	$106,825	$138,935
Adjustment for minority interest	(1,717)	(111)	141	(348)	(59)

Total earnings	$(205,164)	$186,050	$158,662	$106,477	$138,876

Fixed Charges:
Interest expense*	$78,433	$78,972	$85,690	$79,397	$35,124
Interest portion of rental expense**	22,833	23,164	23,665	21,227	18,607

Total fixed charges	$101,266	$102,136	$109,355	$100,624	$53,731

Total earnings before fixed charges	$(103,898)	$288,186	$268,017	$207,101	$192,607

Ratio of earnings to fixed charges	***	2.8	2.5	2.1	3.6

*	Amortization of debt discount and premium is included in interest expense.
**	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
***	Earnings for the fiscal year ended February 28, 2002 were inadequate to cover fixed charges. The coverage deficiency was $205,164.